Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Kenny Green CCG Investor Relations Tel. +1 646 201 9246 Voltaire@CCGIsrael.com

FOR IMMEDIATE RELEASE:

Voltaire Announces 54% Revenue Growth Year-Over-Year
for the Second Quarter of 2010

Second quarter revenues reach $16.6 million, growing 54% over second quarter 2009 revenues;

Conference call to discuss results scheduled for 10:00 am ET today

CHELMSFORD, Mass. and RA’ANANA, Israel – July 28, 2010 – Voltaire Ltd. (NASDAQ: VOLT), a leading provider of scale-out data center fabrics, today announced financial results for the three month and six month period ended June 30, 2010.

Second Quarter 2010 Main Highlights
o	Strong year-over-year revenue growth, reaching $16.6 million;
o	GAAP net loss reduced to $1.7 million compared with $2.9 million in Q2 last year; non-GAAP net loss reduced to, $0.9 million from $2.3 million;
o	Cash, cash equivalents and marketable securities as of June 30, 2010 totaled $41.8 million; and
o	Reaffirms 2010 annual revenue guidance range of $67-70 million, representing an increase of 33-39% year over year; remains on track for reaching profitability by year-end.

Second Quarter Results
Revenues for the second quarter of 2010 totaled $16.6 million, an increase of 54% compared with $10.7 million reported in the second quarter of 2009.

Gross profit for the second quarter of 2010 totaled $8.5 million, an increase of 49% compared to $5.7 million in the second quarter of 2009. Gross margin for the second quarter of 2010 totaled 51.1%, compared to 52.9% for the second quarter of 2009.

Operating loss for the second quarter of 2010 totaled $1.7 million, an improvement compared to the $2.8 million operating loss in the second quarter of 2009. On a non-GAAP basis, the Company reported operating loss of $0.8 million compared with an operating loss of $2.3 million in the second quarter of 2009.

Net loss for the second quarter of 2010 totaled $1.7 million, or $0.08 loss per share. This represents an improvement from a net loss of $2.9 million, or $0.14 loss per share, in the second quarter of 2009.

Net loss, on a non-GAAP basis, for the second quarter of 2010 totaled $0.9 million, or $0.04 loss per share, compared to a net loss, on a non-GAAP basis, of $2.3 million, or $0.11 loss per share, in the second quarter of 2009.

Cash, cash equivalents and marketable securities as of June 30, 2010, totaled $41.8 million with no debt, compared to $44.7 million as of March 31, 2010.

Management Comments
Mr. Ronnie Kenneth, Chairman and CEO of Voltaire commented, “Our business and financial results point to another quarter of improving performance and we remain on track. Looking ahead, I believe we have all the pieces in place for achieving our short- and long-term goals. Over the past few quarters, we have increasingly capitalized on our core competencies in InfiniBand, leveraging it to Ethernet, and we are now beginning to enjoy the fruits of that investment. We read the direction of the industry correctly as the principles underlying high performance computing including scale-out, low latency and application acceleration are becoming ever more important for today’s data centers and cloud computing environments.  I remain excited with regard to our prospects for the second half of 2010 and going into 2011.”

Outlook
Management reaffirmed its financial guidance for the full year of 2010.

Revenues for the full year of 2010 are expected in the range of $67 - 70 million, reflecting year over year revenue growth of 33 – 39%, with the second half of the year being seasonally stronger than the first half.

Management continues to expect full year gross margin to be in the range of 51-53%, similar to 2009, and continues to expect non-GAAP operating expenses between $38 - 39.5 million for 2010. The increase in operating expenses in 2010 compared with that of 2009, is to enable the Company to capitalize on the current and emerging market opportunities, as well as support the forecasted growth of both the InfiniBand and Ethernet-based product lines.

Management believes that the Company remains on track for non-GAAP operating profit by the fourth quarter of 2010.

Second Quarter Press Release Highlights

o	Jun. 28 - The Tokyo Institute of Technology Selects Voltaire 40 Gb/s InfiniBand for Japan’s First 2.4 Petaflop Supercomputer

o	Jun. 21 - Voltaire Expands 10 GbE Portfolio with New Low-Latency Layer 2/3 Switch for Next Generation Data Centers and Cloud Computing

o	Jun. 14 - Voltaire Collaborates with NASDAQ OMX and HP to Deliver Next Generation High-Speed Trading Platform to Singapore Exchange

o	Jun. 2 - Voltaire Leads InfiniBand Growth on the TOP500 with Switches Accelerating More Than Half of All InfiniBand Deployments

o	Jun. 1 - Voltaire and Platform Computing Join Forces to Deliver Fabric Optimization and Automation to HPC & Cloud Computing

o	May 25 - QLogic QDR InfiniBand Adapters Available Through Voltaire

o	Apr. 22 - Voltaire Announces Interop Demonstration: Industry’s First Fully Virtualized, Scale-out Data Center Across a Multi-Vendor 10 GbE Fabric

o	Apr. 19 - BLADE Network Technologies and Voltaire Partner to Deliver Industry’s Highest-Density 10 Gigabit Ethernet Fabric Solution

o	Apr. 13 - 29West and Voltaire Announce New Ultra Messaging Solution for 10 Gigabit Ethernet

o	Apr. 13 - Voltaire Brings Virtualized Data Center Management and Lowest Latency to 10 Gigabit Ethernet Fabrics with New Software Offerings

Conference Call Details
The Company will also host a conference call today at 10:00 am ET. On the call, Mr. Ronnie Kenneth, CEO and Chairman of the Board, and Mr. Josh Siegel, CFO, will review and discuss the results for the quarter and will be available to answer investor questions.

To participate through dial-in, please call one of the following teleconferencing numbers.  Please begin placing your calls at least 10 minutes before the conference call is due to commence. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number:	1-888-668-9141	UK Dial-in Number:	0-800-917-5108
Israel Dial-in Number:	03-918-0610	International Dial-in Number:	+972-3-918-0610

The call will be at 10:00 am Eastern Time; 7:00 am Pacific Time; 3:00 pm UK Time; 5:00 pm Israel Time.

The conference call will be broadcast live from a link on the Company’s website. To participate, please access the investor relations section of Voltaire’s website – www.voltaire.com – a few minutes before the conference call is due to commence. A replay of the call will be available from the day after the call for a period of 30 days. The link to the replay will be accessible under the investor relations section of Voltaire's website – www.voltaire.com.

Use of Non-GAAP Financial Measure
Voltaire reports its results of operations in accordance with GAAP and, additionally, on a non-GAAP basis. Non-GAAP operating income (loss) and non-GAAP net income (loss) are calculated based on the operating income (loss) or net income (loss) in Voltaire’s financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R. Reconciliation of this non-GAAP measure to operating income (loss) and net income (loss), the most comparable GAAP measures, is provided in the schedules attached to this release. Voltaire provides these non-GAAP financial measures because its management believes that they are useful in enhancing investors’ understanding of Voltaire’s ongoing performance.  Voltaire uses internally the Non-GAAP information to evaluate the Company’s ongoing performance. Voltaire is providing this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results.

About Voltaire

Voltaire (NASDAQ: VOLT) is a leading provider of scale-out computing fabrics for data centers, high performance computing and cloud environments. Voltaire’s family of server and storage fabric switches and advanced management software improve performance of mission-critical applications, increase efficiency and reduce costs through infrastructure consolidation and lower power consumption. Used by more than 30 percent of the Fortune 100 and other premier organizations across many industries, including many of the TOP500 supercomputers, Voltaire products are included in server and blade offerings from Bull, HP, IBM, NEC, SGI and Sun. Founded in 1997, Voltaire is headquartered in Ra’anana, Israel and Chelmsford, Massachusetts. More information is available at www.voltaire.com or by calling 1-800-865-8247.

Forward Looking Statements
Information provided in this press release contains statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to Voltaire's plans, objectives and expectations for future operations and are based upon management's current estimates and projections of future results or trends. They also include third-party projections regarding expected industry growth rates. Actual future results may differ materially from those projected as a result of certain risks and uncertainties.  These factors include in particular, but are not limited to, the impact of the economic downturn on capital expenditures by our customers and our product mix during the balance of the year.  These factors and others are discussed in detail under the heading "Risk Factors" in Voltaire’s annual report on Form 20-F for the year ended December 31, 2009. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

- Financial Tables –

VOLTAIRE LTD.
CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2010	2009
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,726	$12,896
Short term investments	19,638	20,074
Restricted deposits	1,733	1,733
Accounts receivable:
Trade	11,826	13,056
Other	1,248	1,862
Inventories	8,245	5,795
Total current assets	50,416	55,416
INVESTMENTS:
Restricted long-term deposit	1,123	1,139
Long-term deposits	180	219
Marketable securities	11,583	11,614
Funds in respect of employee rights upon retirement	2,706	2,522
Total investments	15,592	15,494

DEFERRED INCOME TAXES	33	97
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	7,540	7,149
Total assets	$73,581	$78,156

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$6,747	$10,470
Other	4,791	4,246
Deferred revenues	4,607	4,308
Total current liabilities	16,145	19,024
LONG-TERM LIABILITIES:
Accrued severance pay	3,749	3,454
Deferred revenues	3,529	3,647
Other long-term liabilities	734	621
Total long-term liabilities	8,012	7,722
Total liabilities	24,157	26,746

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value	2,787	2,787
Additional paid-in capital	154,506	152,770
Accumulated other comprehensive income	(210)	130
Accumulated deficit	(107,659)	(104,277)
Total shareholders’ equity	49,424	51,410
Total liabilities and shareholders’ equity	$73,581	$78,156

VOLTAIRE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	(unaudited)		(unaudited)

REVENUES	$16,576	$10,746	$32,205	$18,479
COST OF REVENUES	8,107	5,064	15,525	8,410
GROSS PROFIT	8,469	5,682	16,680	10,069
OPERATING EXPENSES:
Research and development	4,678	4,122	9,351	8,181
Sales and marketing	3,636	2,785	6,729	5,668
General and administrative	1,837	1,616	3,724	4,948
Total operating expenses	10,151	8,523	19,804	18,797
LOSS FROM OPERATIONS	(1,682)	(2,841)	(3,124)	(8,728)
FINANCIAL INCOME	97	99	126	248
FINANCIAL EXPENSES	-	(23)	(89)	(184)
LOSS BEFORE TAX	(1,585)	(2,765)	(3,087)	(8,664)
TAX EXPENSES	(144)	(160)	(295)	(332)
NET LOSS	$(1,729)	$(2,925)	$(3,382)	$(8,996)

Net loss per share -
Basic and Diluted	$(0.08)	$(0.14)	$(0.16)	$(0.43)
Weighted average number of shares:
Basic and Diluted	21,155,979	20,991,545	21,115,905	20,980,729

VOLTAIRE LTD.

RECONCILIATION BETWEEN GAAP TO NON-GAAP RESULTS

 (U.S. dollars in thousands, except per share data)

The non-GAAP financial information presented herein was not prepared under a comprehensive set of accounting rules or principles and should not be viewed as a substitute for the Company’s GAAP financial information.

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	(unaudited)		(unaudited)

GAAP Net loss	$(1,729)	$(2,925)	$(3,382)	$(8,996)

Equity based compensation expenses included in:

Cost of revenues	14	10	27	18
Research and development	148	120	278	229
Sales and marketing	197	158	372	309
General and administrative	488	300	957	569
	847	588	1,634	1,125

Non-GAAP Net loss	$(882)	$(2,337)	$(1,748)	$(7,871)

Non-GAAP Net loss per share -
Basic and Diluted	$(0.04)	$(0.11)	$(0.08)	$(0.38)

Weighted average number of shares:
Basic and Diluted	21,155,979	20,991,545	21,115,905	20,980,729

VOLTAIRE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	(unaudited)		(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,729)	$(2,925)	$(3,382)	$(8,996)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	890	599	1,728	1,219
Amortization of discount and premium related to marketable securities, net	44	21	94	9
Deferred income taxes	82	124	190	224
Change in accrued severance pay	43	336	295	187
Loss (gain) in funds in respect of employee rights upon retirement	116	(125)	55	34
Non-cash share-based compensation expenses	847	588	1,634	1,125
Excess tax benefit on options exercised	-	-	(32)	-
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable	(376)	(3,249)	1,554	1,809
Increase (decrease) in accounts payable and accruals and deferred revenues	(3,409)	1,029	(3,074)	1,423
Decrease (increase) in inventories	1,717	1,561	(2,450)	1,324
Net cash used in operating activities	(1,775)	(2,041)	(3,388)	(1,642)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (Increase) in restricted deposits	34	(66)	16	(1,210)
Purchase of property and equipment	(972)	(2,026)	(2,119)	(3,348)
Investment in marketable securities	(6,436)	(6,014)	(21,034)	(33,644)
Proceeds (investment) in short-term deposit, net	-	1,023	800	(4,623)
Proceeds from sale of marketable securities	-	529	10,405	16,055
Proceeds from maturities of marketable securities	6,353	2,770	10,248	14,750
Amounts funded in respect of employee rights upon Retirement, net	(108)	(143)	(239)	(205)
Decrease in long-term deposits	10	7	39	8
Net cash used in investing activities	(1,119)	(3,920)	(1,884)	(12,217)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options	29	21	70	42
Excess tax benefit on options exercised	-	-	32	-
Net cash provided by financing activities	29	21	102	42
DECREASE IN CASH AND CASH EQUIVALENTS	(2,865)	(5,940)	(5,170)	(13,817)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,591	16,891	12,896	24,768
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$7,726	$10,951	$7,726	$10,951